FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2023 Second Quarter

(April 1, 2022 through September 30, 2022)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2023 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

November 1, 2022

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hiroyuki Suzuki, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	November 10, 2022
Payment date of cash dividends	:	November 22, 2022
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2023 First Half (April 1, 2022 through September 30, 2022)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2023 first half	17,709,348	14.4	1,141,444	-34.7	1,834,276	-14.4	1,219,556	-22.1	1,171,084	-23.2	2,454,565	31.3
FY2022 first half	15,481,299	36.1	1,747,465	236.1	2,144,045	194.2	1,565,056	148.0	1,524,484	142.2	1,870,024	248.1

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2023 first half	85.42	—
FY2022 first half	109.28	109.28

(Note)

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Earnings per share attributable to Toyota Motor Corporation (Diluted)” is not disclosed for FY2023 first half, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2023 second quarter	74,484,023	28,960,346	28,037,253	37.6
FY2022	67,688,771	27,154,820	26,245,969	38.8

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2022	—	120.00	—	28.00	—
FY2023	—	25.00
FY2023 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split. Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split. Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.

3.	Forecast of Consolidated Results for FY2023 (April 1, 2022 through March 31, 2023)

	(% of change from FY2022)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	36,000,000	14.7	2,400,000	-19.9	3,340,000	-16.3	2,360,000	-17.2	172.28

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):

FY2023 second quarter 16,314,987,460 shares, FY2022  16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2023 second quarter 2,627,500,496 shares,

FY2022  2,536,685,916 shares

(iii)	Average number of shares issued and outstanding in each period: FY2023 first half 13,710,052,009 shares,

FY2022 first half 13,950,175,679 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

These consolidated financial results are not subject to certified public accountant’s or audit firm’s quarterly review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

TMC has decided to end vehicle production at Toyota’s Saint Petersburg plant in Russia, and the financial effect of 96,986 million yen has been recorded as costs and expenses in the consolidated financial results for the first half of FY2023.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

Supplemental Material for Financial Results for FY2023 Second Quarter

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements and

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2022	September 30, 2022
Assets
Current assets
Cash and cash equivalents	6,113,655	6,980,169
Trade accounts and other receivables	3,142,832	3,202,115
Receivables related to financial services	7,181,327	8,194,188
Other financial assets	2,507,248	2,032,204
Inventories	3,821,356	4,266,455
Income tax receivable	163,925	132,921
Other current assets	791,947	1,000,210

Total current assets	23,722,290	25,808,263

Non-current assets
Investments accounted for using the equity method	4,837,895	4,988,214
Receivables related to financial services	14,583,130	16,893,138
Other financial assets	9,517,267	10,842,287
Property, plant and equipment
Land	1,361,791	1,396,547
Buildings	5,284,620	5,555,308
Machinery and equipment	13,982,362	15,114,529
Vehicles and equipment on operating leases	6,781,229	7,375,442
Construction in progress	565,528	638,273

Total property, plant and equipment, at cost	27,975,530	30,080,100

Less - Accumulated depreciation and impairment losses	(15,648,890)	(16,935,984)

Total property, plant and equipment, net	12,326,640	13,144,115

Right of use assets	448,412	487,470
Intangible assets	1,191,966	1,209,032
Deferred tax assets	342,202	388,053
Other non-current assets	718,968	723,449

Total non-current assets	43,966,482	48,675,760

Total assets	67,688,771	74,484,023

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

	Yen in millions
	March 31, 2022	September 30, 2022
Liabilities
Current liabilities
Trade accounts and other payables	4,292,092	4,629,172
Short-term and current portion of long-term debt	11,187,839	12,530,744
Accrued expenses	1,520,446	1,584,585
Other financial liabilities	1,046,050	1,523,736
Income taxes payable	826,815	451,837
Liabilities for quality assurance	1,555,711	1,719,378
Other current liabilities	1,413,208	1,837,982

Total current liabilities	21,842,161	24,277,434

Non-current liabilities
Long-term debt	15,308,519	17,266,981
Other financial liabilities	461,583	846,384
Retirement benefit liabilities	1,022,749	1,079,428
Deferred tax liabilities	1,354,794	1,467,847
Other non-current liabilities	544,145	585,602

Total non-current liabilities	18,691,790	21,246,242

Total liabilities	40,533,951	45,523,676

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,575	499,206
Retained earnings	26,453,126	27,304,994
Other components of equity	2,203,254	3,337,011
Treasury stock	(3,306,037)	(3,501,009)

Total Toyota Motor Corporation shareholders’ equity	26,245,969	28,037,253

Non-controlling interests	908,851	923,094

Total shareholders’ equity	27,154,820	28,960,346

Total liabilities and shareholders’ equity	67,688,771	74,484,023

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

    Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2021	For the first half ended September 30, 2022
Sales revenues
Sales of products	14,344,924	16,363,930
Financial services	1,136,375	1,345,419

Total sales revenues	15,481,299	17,709,348

Costs and expenses
Cost of products sold	11,842,915	14,049,248
Cost of financial services	549,792	845,222
Selling, general and administrative	1,341,128	1,673,434

Total costs and expenses	13,733,834	16,567,905

Operating income	1,747,465	1,141,444

Share of profit (loss) of investments accounted for using the equity method	261,042	304,623
Other finance income	115,872	197,354
Other finance costs	(16,359)	(70,350)
Foreign exchange gain (loss), net	43,395	291,455
Other income (loss), net	(7,372)	(30,250)

Income before income taxes	2,144,045	1,834,276

Income tax expense	578,989	614,720

Net income	1,565,056	1,219,556

Net income attributable to
Toyota Motor Corporation	1,524,484	1,171,084
Non-controlling interests	40,572	48,472

Net income	1,565,056	1,219,556

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	109.28	85.42

Diluted	109.28	—

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2021	For the first half ended September 30, 2022
Net income	1,565,056	1,219,556
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	80,203	26,178
Remeasurements of defined benefit plans	(8,708)	(8,696)
Share of other comprehensive income of equity method investees	81,170	(80,105)

Total of items that will not be reclassified to profit (loss)	152,665	(62,622)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	68,138	1,243,648
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(2,143)	(183,228)
Share of other comprehensive income of equity method investees	86,309	237,212

Total of items that may be reclassified subsequently to profit (loss)	152,304	1,297,631

Total other comprehensive income, net of tax	304,968	1,235,009

Comprehensive income	1,870,024	2,454,565

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,832,521	2,371,417
Non-controlling interests	37,504	83,147

Comprehensive income	1,870,024	2,454,565

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the second quarter ended September 30, 2021	For the second quarter ended September 30, 2022
Sales revenues
Sales of products	6,982,507	8,519,475
Financial services	563,234	698,757

Total sales revenues	7,545,741	9,218,232

Costs and expenses
Cost of products sold	5,828,074	7,349,121
Cost of financial services	278,714	445,382
Selling, general and administrative	688,978	860,940

Total costs and expenses	6,795,766	8,655,443

Operating income	749,976	562,789

Share of profit (loss) of investments accounted for using the equity method	99,559	133,554
Other finance income	43,808	71,561
Other finance costs	(8,875)	(50,988)
Foreign exchange gain (loss), net	17,475	108,196
Other income (loss), net	(15,117)	(12,583)

Income before income taxes	886,825	812,528

Income tax expense	248,310	351,225

Net income	638,515	461,303

Net income attributable to
Toyota Motor Corporation	626,652	434,264
Non-controlling interests	11,864	27,040

Net income	638,515	461,303

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	45.01	31.73

Diluted	—	—

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2021	For the second quarter ended September 30, 2022
Net income	638,515	461,303
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	78,638	(15,435)
Remeasurements of defined benefit plans	(4,347)	(5,168)
Share of other comprehensive income of equity method investees	19,475	(20,100)

Total of items that will not be reclassified to profit (loss)	93,765	(40,703)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(10,860)	325,505
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(13,367)	(95,968)
Share of other comprehensive income of equity method investees	16,108	116,117

Total of items that may be reclassified subsequently to profit (loss)	(8,119)	345,653

Total other comprehensive income, net of tax	85,647	304,951

Comprehensive income	724,162	766,254

Comprehensive income for the period attributable to
Toyota Motor Corporation	715,127	736,238
Non-controlling interests	9,035	30,016

Comprehensive income	724,162	766,254

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2021

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	1,524,484	—	—	1,524,484	40,572	1,565,056
Other comprehensive income, net of tax	—	—	—	308,037	—	308,037	(3,068)	304,968

Total comprehensive income	—	—	1,524,484	308,037	—	1,832,521	37,504	1,870,024

Transactions with owners and other
Dividends paid	—	—	(377,453)	—	—	(377,453)	(43,774)	(421,227)
Repurchase of treasury stock	—	—	—	—	(250,093)	(250,093)	—	(250,093)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	313	—	—	—	313	4,477	4,791

Total transactions with owners and other	—	540	(377,453)	—	(249,731)	(626,644)	(39,296)	(665,941)

Reclassification to retained earnings	—	—	27,266	(27,266)	—	—	—	—

Balances at September 30, 2021	397,050	497,815	25,278,473	1,588,497	(3,151,411)	24,610,424	881,989	25,492,413

For the first half ended September 30, 2022
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	1,171,084	—	—	1,171,084	48,472	1,219,556
Other comprehensive income, net of tax	—	—	—	1,200,334	—	1,200,334	34,675	1,235,009

Total comprehensive income	—	—	1,171,084	1,200,334	—	2,371,417	83,147	2,454,565

Transactions with owners and other
Dividends paid	—	—	(385,792)	—	—	(385,792)	(69,506)	(455,299)
Repurchase of treasury stock	—	—	—	—	(195,545)	(195,545)	—	(195,545)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	297	—	—	—	297	602	899

Total transactions with owners and other	—	631	(385,792)	—	(194,972)	(580,134)	(68,905)	(649,038)

Reclassification to retained earnings	—	—	66,577	(66,577)	—	—	—	—

Balances at September 30, 2022	397,050	499,206	27,304,994	3,337,011	(3,501,009)	28,037,253	923,094	28,960,346

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2021	For the first half ended September 30, 2022
Cash flows from operating activities
Net income	1,565,056	1,219,556
Depreciation and amortization	871,404	1,016,123
Interest income and interest costs related to financial services, net	(164,297)	(355,403)
Share of profit (loss) of investments accounted for using the equity method	(261,042)	(304,623)
Income tax expense	578,989	614,720
Changes in operating assets and liabilities, and other	(736,287)	(398,273)
Interest received	394,880	677,731
Dividends received	254,503	355,592
Interest paid	(193,238)	(229,205)
Income taxes paid, net of refunds	(437,188)	(937,422)

Net cash provided by (used in) operating activities	1,872,780	1,658,797

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(573,651)	(733,675)
Additions to equipment leased to others	(1,384,947)	(930,723)
Proceeds from sales of fixed assets excluding equipment leased to others	18,031	21,016
Proceeds from sales of equipment leased to others	802,928	876,929
Additions to intangible assets	(168,286)	(160,772)
Additions to public and corporate bonds and stocks	(1,313,819)	(659,075)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,213,887	744,952
Other, net	1,189,623	58,857

Net cash provided by (used in) investing activities	(216,234)	(782,490)

Cash flows from financing activities
Increase (decrease) in short-term debt	(245,116)	121,280
Proceeds from long-term debt	4,268,674	4,574,105
Payments of long-term debt	(5,171,986)	(4,444,965)
Dividends paid to Toyota Motor Corporation common shareholders	(377,453)	(385,792)
Dividends paid to non-controlling interests	(43,774)	(69,506)
Reissuance (repurchase) of treasury stock	(249,818)	(195,545)

Net cash provided by (used in) financing activities	(1,819,473)	(400,424)

Effect of exchange rate changes on cash and cash equivalents	16,904	390,632

Net increase (decrease) in cash and cash equivalents	(146,023)	866,514

Cash and cash equivalents at beginning of period	5,100,857	6,113,655

Cash and cash equivalents at end of period	4,954,834	6,980,169

TOYOTA MOTOR CORPORATION    FY2023 Second Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2023 Second Quarter (Consolidated)

< IFRS >

	FY2022												FY2023						FY2023
	1Q (2021/4-6)		2Q (2021/7-9)		First Half 6 months (2021/4-9)		3Q (2021/10-12)		4Q (2022/1-3)		12 months (‘21/4-‘22/3)		1Q (2022/4-6)		2Q (2022/7-9)		First Half 6 months (2022/4-9)		Forecast 12 months (‘22/4-‘23/3)
Vehicle Production (thousands of units)	2,180		1,756		3,936		2,077		2,145		8,158		1,936		2,179		4,115
(Japan) –including Daihatsu & Hino	1,025		826		1,851		945		942		3,738		802		934		1,735
[Daihatsu & Hino]	[262	]	[194	]	[456	]	[257	]	[264	]	[977	]	[208	]	[240	]	[448	]
(Overseas) –including Daihatsu & Hino	1,155		930		2,085		1,132		1,203		4,420		1,135		1,245		2,380
[Daihatsu & Hino]	[110	]	[121	]	[231	]	[140	]	[145	]	[515	]	[121	]	[157	]	[277	]
North America	519		395		915		403		435		1,752		452		460		913
Europe	199		110		309		201		197		707		201		183		385
Asia	324		316		640		419		440		1,499		372		468		840
Central and South America	83		84		167		81		87		335		104		105		209
Africa	29		25		54		29		45		127		5		28		33
Vehicle Sales (thousands of units)	2,148		1,946		4,094		2,003		2,134		8,230		2,013		2,146		4,159		8,800
(Japan) –including Daihatsu & Hino	500		445		945		482		498		1,924		403		466		869		1,990
[Daihatsu & Hino]	[146	]	[128	]	[274	]	[133	]	[155	]	[561	]	[126	]	[144	]	[270	]	[620	]
(Overseas) –including Daihatsu & Hino	1,648		1,501		3,148		1,521		1,637		6,306		1,610		1,680		3,290		6,810
[Daihatsu & Hino]	[63	]	[63	]	[126	]	[78	]	[77	]	[280	]	[68	]	[78	]	[146	]	[330	]
North America	661		621		1,282		522		589		2,394		635		610		1,245		2,450
Europe	281		229		510		250		257		1,017		248		231		479		1,040
Asia	365		341		706		413		425		1,543		361		456		817		1,810
Central and South America	105		105		211		111		111		432		123		128		251		490
Oceania	74		74		148		60		75		282		76		67		142		270
Africa	51		45		96		58		65		219		36		61		97		240
Middle East	108		84		192		106		114		412		130		126		256		510
Other	2		2		3		2		2		7		2		2		3
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,759		2,506		5,265		2,522		2,594		10,381		2,544		2,625		5,168		10,400

Supplemental 1

Supplemental Material for Financial Results for FY2023 Second Quarter (Consolidated)

< IFRS >

	FY2022						FY2023				FY2023
	1Q (2021/4-6)	2Q (2021/7-9)	First Half 6 months (2021/4-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)	2Q (2022/7-9)	First Half 6 months (2022/4-9)		Forecast 12 months (‘22/4-‘23/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	110	110	114	116	112	130	138	134		as premise: 135
Yen to Euro Rate	132	130	131	130	130	131	138	139	139		as premise: 137
Number of Employees	372,434	372,286	372,286	371,365	372,817	372,817	376,971	377,369	377,369	(Note 1)
Sales Revenues (billions of yen)	7,935.5	7,545.7	15,481.2	7,785.7	8,112.4	31,379.5	8,491.1	9,218.2	17,709.3		36,000.0
Geographic Information
Japan	4,096.6	3,695.5	7,792.2	4,096.1	4,102.9	15,991.4	3,899.7	4,290.1	8,189.9
North America	2,875.0	2,804.4	5,679.5	2,593.7	2,893.1	11,166.4	3,349.9	3,523.6	6,873.5
Europe	986.9	900.2	1,887.2	1,000.2	980.3	3,867.8	973.0	939.3	1,912.3
Asia	1,531.9	1,411.3	2,943.3	1,739.6	1,847.5	6,530.5	1,795.6	2,153.3	3,949.0
Other	688.2	704.3	1,392.5	702.2	833.3	2,928.1	828.7	907.5	1,736.3
Elimination	-2,243.3	-1,970.3	-4,213.6	-2,346.3	-2,544.9	-9,105.0	-2,355.9	-2,595.8	-4,951.8
Business Segment
Automotive	7,241.2	6,883.8	14,125.1	7,073.8	7,406.7	28,605.7	7,720.1	8,408.9	16,129.0
Financial Services	578.8	567.6	1,146.4	588.3	589.2	2,324.0	652.1	704.2	1,356.3
All Other	241.2	254.3	495.6	266.9	367.3	1,129.8	262.3	271.0	533.4
Elimination	-125.7	-160.1	-285.8	-143.4	-250.8	-680.1	-143.4	-166.0	-309.5
Operating Income (billions of yen)	997.4	749.9	1,747.4	784.3	463.8	2,995.6	578.6	562.7	1,141.4		2,400.0
(Operating Income Ratio) (%)	(12.6)	(9.9)	(11.3)	(10.1)	(5.7)	(9.5)	(6.8)	(6.1)	(6.4)		(6.7)
Geographic Information
Japan	518.5	290.5	809.0	396.5	217.8	1,423.4	336.7	521.1	857.9
North America	248.8	174.4	423.2	129.2	13.1	565.7	14.5	-85.6	-71.0
Europe	30.0	23.6	53.7	82.7	26.5	162.9	19.6	-65.5	-45.9
Asia	166.6	157.7	324.3	175.2	172.7	672.3	212.7	178.9	391.6
Other	65.3	82.7	148.1	51.7	38.2	238.1	45.8	64.0	109.9
Elimination	-31.9	20.7	-11.2	-51.1	-4.7	-67.0	-50.8	-50.1	-101.0
Business Segment
Automotive	780.0	577.6	1,357.7	595.3	331.1	2,284.2	449.2	453.7	902.9
Financial Services	196.0	168.3	364.4	190.6	101.8	657.0	114.5	84.4	198.9
All Other	21.6	-0.1	21.4	-1.1	21.9	42.3	18.3	20.3	38.6
Elimination	-0.3	4.0	3.7	-0.5	8.9	12.1	-3.4	4.3	0.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	161.4	99.5	261.0	154.4	144.8	560.3	171.0	133.5	304.6		620.0
Income before Income Taxes (billions of yen)	1,257.2	886.8	2,144.0	1,093.5	752.9	3,990.5	1,021.7	812.5	1,834.2		3,340.0
(Income before Income Taxes Ratio) (%)	(15.8)	(11.8)	(13.8)	(14.0)	(9.3)	(12.7)	(12.0)	(8.8)	(10.4)		(9.3)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	897.8	626.6	1,524.4	791.7	533.8	2,850.1	736.8	434.2	1,171.0		2,360.0
(Net Income Ratio) (%)	(11.3)	(8.3)	(9.8)	(10.2)	(6.6)	(9.1)	(8.7)	(4.7)	(6.6)		(6.6)
Dividends
Cash Dividends (billions of yen)	—	332.4	332.4	—	385.7	718.2	—	342.1	342.1	(Note 2)
Cash Dividends per Share (yen)	—	120	120	—	28	—	—	25	25	(Note 3)
Payout Ratio (%)	—	21.9	21.9	—	29.2	25.3	—	29.2	29.2
Value of Shares Repurchased (billions of yen)[actual purchase]	21.5	228.4	249.9	66.4	88.1	404.6	121.3	74.2	195.5	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	149.9	—	299.9	449.9	—	150.0	150.0	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	3,262,997	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2023 Second Quarter (Consolidated)

< IFRS >

	FY2022						FY2023				FY2023
	1Q (2021/4-6)	2Q (2021/7-9)	First Half 6 months (2021/4-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)	2Q (2022/7-9)	First Half 6 months (2022/4-9)		Forecast 12 months (‘22/4-‘23/3)
R&D Expenses (billions of yen)	274.1	276.0	550.1	294.8	279.2	1,124.2	302.2	318.4	620.7		1,200.0	(Note 6)
Depreciation Expenses (billions of yen)	241.7	229.2	470.9	261.7	274.5	1,007.2	284.3	289.7	574.0		1,160.0	(Note 7)
Geographic Information
Japan	116.8	99.2	216.0	125.4	121.4	463.0	122.6	126.3	248.9
North America	63.9	68.1	132.0	73.5	81.0	286.7	87.4	95.3	182.8
Europe	18.3	19.3	37.6	17.6	20.8	76.2	22.1	20.4	42.5
Asia	33.2	32.5	65.8	34.2	38.2	138.2	39.9	42.5	82.4
Other	9.3	10.0	19.3	10.7	12.9	43.0	12.2	5.0	17.2
Capital Expenditures (billions of yen)	279.0	358.9	637.9	279.6	425.4	1,343.0	274.6	407.4	682.0		1,540.0	(Note 7)
Geographic Information
Japan	135.7	157.8	293.5	149.2	231.8	674.6	128.6	151.6	280.2
North America	74.5	151.9	226.5	72.2	104.8	403.6	97.9	175.3	273.3
Europe	25.2	19.7	44.9	17.8	19.0	81.8	10.3	10.3	20.6
Asia	36.9	24.4	61.4	36.1	51.2	148.7	25.7	65.5	91.2
Other	6.5	4.9	11.4	4.2	18.4	34.1	11.9	4.5	16.5
Total Liquid Assets (billions of yen)	10,318.6	10,270.8	10,270.8	10,193.3	10,517.3	10,517.3	10,532.2	11,004.6	11,004.6	(Note 8)
Total Assets (billions of yen)	61,651.1	61,758.8	61,758.8	63,618.0	67,688.7	67,688.7	71,935.1	74,484.0	74,484.0
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	24,123.0	24,610.4	24,610.4	24,939.5	26,245.9	26,245.9	27,374.8	28,037.2	28,037.2
Return on Equity (%)	15.1	10.3	12.7	12.8	8.3	11.5	11.0	6.3	8.6
Return on Asset (%)	5.8	4.1	4.9	5.1	3.3	4.4	4.2	2.4	3.3
Number of Consolidated Subsidiaries (including Structured Entities)						559
Number of Associates and Joint Ventures Accounted for Using the Equity Method						169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2023 (billions of yen, approximately)	2Q (2022/7-9)	First Half 6 months (2022/4-9)
Marketing Efforts	245.0	130.0
Effects of Changes in Exchange Rates	370.0	565.0
Cost Reduction Efforts	-375.0	-650.0
From Engineering	-385.0	-665.0
From Manufacturing and Logistics	10.0	15.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-185.0	-310.0
Other	-242.1	-341.0
(Changes in Operating Income)	-187.1	-606.0
Non-operating Income	112.8	296.2
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	33.9	43.5
Income tax expense, Net Income Attributable to Non-controlling Interests	-118.0	-43.6
(Changes in Net Income Attributable to Toyota Motor Corporation)	-192.3	-353.4

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split.
Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split.
Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3